SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated February 16, 2004

2.	Interim Report to Shareholders for the Three months ended December 31, 2003

3.	Annual Financial Statements for the year ended December 31, 2003

4.	Management Discussion and Analysis of Financial Condition and Results of Operations

5.	Press Release dated February 17, 2004

Document 1

Q4-04 PRESS RELEASE

February 16, 2004

AINSWORTH ANNOUNCES RECORD RESULTS FOR FOURTH QUARTER AND YEAR-END 2003

($ millions, except per share data)	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002

Sales	158.3	83.7	481.1	356.1
Operating earnings	81.1	4.3	169.0	38.2
Unrealized foreign exchange gain on long-term debt	12.8	2.7	76.9	4.3
Net Income (loss)	41.0	(10.9)	123.6	(17.9)
Earnings (loss): $ per share	2.82	(0.75)	8.49	(1.23)
EBITDA(1)	89.2	12.5	201.5	73.1
Cash flow from operations(2)	77.8	1.6	133.6	7.4

(1)	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization and write-down of capital assets plus interest and other income (expense).

(2)	Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia - Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported record financial results for the fourth quarter and twelve-month period ending December 31, 2003.

Fourth quarter sales of $158.3 million were $74.6 million or 89.1% higher than the fourth quarter of 2002 due to sharply higher selling prices for oriented strand board (OSB). Net income for the fourth quarter was $41.0 million or $2.82 per share compared to a net loss of $10.9 million or $0.75 per share in last year’s fourth quarter. The net income results included an unrealized foreign exchange gain on US-dollar denominated debt of $12.8 million compared to a gain of $2.7 million in the fourth quarter of 2002, and a $13.3 million write-down of capital assets related to a planned expansion of the Grande Prairie OSB facility. The company has decided not to pursue the Grande Prairie expansion at this time because of its inability to secure additional long-term timber tenure. EBITDA, defined as operating earnings before amortization and write-down of capital assets plus interest and other income (expense), in the three-month period was $89.2 million compared to $12.5 million in the same period last year. Cash provided by operations (after changes in non-cash working capital) was $77.8 million compared to $1.6 million in the same period of 2002. In December 2003, the company repurchased and cancelled US$1.9 million of 12.5% senior secured notes and US$5.9 million of 13.875% senior secured notes, realizing a total loss of $0.1 million.

Ainsworth had a cash balance of $194.1 million at December 31, 2003 compared to $130.6 million at September 30, 2003 and $80.2 million at December 31, 2002. As required under the terms of the indentures governing the company’s senior secured notes, on January 5, 2004, the company made an offer to purchase an aggregate amount of US$53.6 million of its 12.5% and 13.875% notes at US$1,060 for each US$1,000 principal amount. The offer expired on February 5, 2004 with less than US$0.1 million tendered. On February 6, 2004, the company extended the offer period until February 26, 2004.

For the twelve months ending December 31, 2003, net income was $123.6 million or $8.49 per share compared to a net loss of $17.9 million or $1.23 per share for the same period last year. The increase in net income was primarily attributable to higher OSB prices and an unrealized foreign exchange gain on US-dollar denominated debt of $76.9 million compared to $4.3 million in 2002. EBITDA in 2003 was $201.5 million compared to $73.1 million in 2002, largely due to a 35.1% increase in sales. Sales for the twelve months ending December 31, 2003 were $481.1 million compared to sales of $356.1 million in 2002. Cash provided by operations, after changes in non-cash working capital, totaled $133.6 million for the twelve months ending December 31, 2003 compared to $7.4 million in 2002.

“We are very pleased that our fourth quarter and year-end 2003 financial performance set new records for our company”, said Brian Ainsworth, Chairman and Chief Executive Officer. “Benchmark OSB prices averaged record high levels in October and November driven by strong North American homebuilding activity. Despite some softening in December, prices have rebounded significantly in early 2004 to an all-time high.”

Ainsworth will host a conference call during the week of March 1st, at which management will review the company’s recent performance and discuss the outlook for our business. A press release will provide conference call details once the timing has been determined.

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheet
(In thousands of dollars)

	December 31	December 31
	2003	2002
	Audited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$194,054	$80,195
Accounts receivable	30,242	25,198
Inventories	53,153	50,906
Investment tax credit recoverable	30,060	—
Prepaid expenses	3,433	2,655
Income taxes receivable	—	120

	310,942	159,074
CAPITAL ASSETS	293,502	369,263
OTHER ASSETS	23,277	26,715

	$627,721	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	17,985	17,415
Accrued liabilities	29,776	36,954
Income taxes payable	3,494	—
Current portion of long term debt	250	46

	51,505	54,415
REFORESTATION OBLIGATION	4,802	4,634
LONG TERM DEBT	352,227	440,332
FUTURE INCOME TAXES	47,396	7,300

	455,930	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,110	53,083
Contributed surplus	118	375
Retained earnings (Deficit)	118,563	(5,087)

	171,791	48,371

	$627,721	$555,052

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
SALES	$158,291	$83,739	$481,073	$356,055

COSTS AND EXPENSES
Costs of products sold	62,297	66,647	260,915	263,968
Selling and administration	4,871	4,803	18,167	21,908
Amortization of capital assets	10,009	7,950	32,972	31,960
Write-down of capital assets	13,696	612	13,696	1,044

	90,873	80,012	325,750	318,880

OPERATING EARNINGS	67,418	3,727	155,323	37,175
FINANCE EXPENSE
Interest charges	(11,957)	(14,329)	(51,177)	(57,151)
Amortization charges	(1,222)	(1,296)	(4,867)	(5,349)
Loss on Repurchase of Debt	(81)	—	(81)	—

	(13,260)	(15,625)	(56,125)	(62,500)
OTHER INCOME (EXPENSE)	(1,949)	197	(508)	2,901
UNREALIZED FOREIGN EXCHANGE GAIN; LONG TERM DEBT	12,834	2,706	76,932	4,279

INCOME (LOSS) BEFORE INCOME TAXES	65,043	(8,995)	175,622	(18,145)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	24,057	1,935	51,972	(272)

NET INCOME (LOSS)	40,986	(10,930)	123,650	(17,873)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	77,577	5,843	(5,087)	12,786

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$118,563	$(5,087)	$118,563	$(5,087)

Basic and diluted earnings (loss) per share	$2.82	$(0.75)	$8.49	$(1.23)

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$40,986	$(10,930)	$123,650	$(17,873)
Amounts not requiring an outlay of cash Amortization of capital assets	10,009	7,950	32,972	31,960
Amortization of financing costs	644	651	2,568	2,567
Amortization of debt discount	214	216	852	854
Unrealized foreign exchange (gain) loss; long-term debt	(12,834)	(2,706)	(76,932)	(4,279)
Amortization of consent and commitment fees	277	430	1,447	1,929
Loss on repurchase of debt	81	—	81	—
Non-cash stock-based compensation	(20)	(172)	(230)	29
(Gain) Loss on disposal of capital assets	388	(19)	400	7
Write-down of machinery and equipment	13,296	612	13,296	1,044
Change in non-current reforestation obligation	522	(373)	168	(218)
Adjustment to deferred pension asset	803	—	803	9
Utilization of Investment Tax Credit	7,120	—	7,120	—
Write-off of security deposit on lease termination	—	—	—	980
Future income taxes	12,405	1,580	40,096	(2,049)
Change in non-cash operating working capital	3,881	4,320	(12,669)	(7,530)

	77,772	1,559	133,622	7,430

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of Senior Secured Notes	(11,985)	—	(11,985)	—
Increase (decrease) in capital lease obligations	(68)	(10)	451	39

	(12,053)	(10)	(11,534)	39

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(2,525)	(7,871)	(8,236)	(14,113)
Increase (decrease) in other assets	137	274	(144)	(161)
Proceeds on disposal of capital assets	128	24	151	38

	(2,260)	(7,573)	(8,229)	(14,236)

NET CASH INFLOW (OUTFLOW)	63,459	(6,024)	113,859	(6,767)
CASH, BEGINNING OF PERIOD	130,595	86,219	80,195	86,962

CASH, END OF PERIOD	$194,054	$80,195	$194,054	$80,195

AINSWORTH LUMBER CO. LTD.
Other Information

	December 31, 2003	December 31, 2002
Selected Balance Sheet Items ($000’s)
Cash	$193,989	$80,195
Total assets	$650,326	$555,052
Total debt	$352,477	$440,378
Shareholders’ equity	$186,866	$48,371

	Three Months ended December 31, 2003		Twelve months ended December 31
Reconciliation of Net Income (loss) to EBITDA ($000's)	2003	2002	2003	2002

Net Income (loss)	$40,986	$(10,930)	$123,650	$(17,873)
Add: Depreciation and amortization	10,009	7,950	32,972	31,960
Finance expense	13,260	15,625	56,125	62,500
Write-down of capital assets	13,696	612	13,696	1,044
Income and large corporation tax expense (recovery)	24,057	1,935	51,972	(272)
Unrealized foreign exchange (gain) loss	(12,834)	(2,706)	(76,932)	(4,279)

EBITDA {Note 1}	$89,174	$12,486	$201,483	$73,080

Product Sales ($000’s)
OSB	$136,122	$61,095	$394,861	$262,114
Plywood	19,121	15,042	71,776	61,063
Veneer	2,353	2,699	11,166	12,666
Lumber	—	4,187	924	17,903
Chips	695	716	2,346	2,309

	$158,291	$83,739	$481,073	$356,055

Geographic Sales Distribution ($000’s)
Canada	$24,297	$19,083	$84,278	$69,078
USA	125,089	53,753	362,737	246,928
Europe	1,380	1,890	7,394	6,855
Asia	7,525	9,013	26,664	33,194

	$158,291	$83,739	$481,073	$356,055

Product Shipment Volumes
OSB (msf-3/8”)	339,066	313,161	1,341,546	1,298,576
Plywood (msf-3/8”)	31,050	24,561	119,072	92,132
Veneer (msf-3/8”)	10,420	13,461	51,746	59,305
Lumber (mfbm)	—	11,166	2,447	39,844
Chips (BDUs)	8,232	9,112	32,370	31,450
Production Volumes
OSB (msf-3/8”)	351,261	313,867	1,350,717	1,283,446
Plywood (msf-3/8”)	34,117	27,555	118,699	98,057
Veneer (msf-3/8”){Note 2}	46,339	43,391	179,487	167,730
Lumber (mfbm)	—	9,989	—	39,377
Chips (BDUs)	8,232	9,112	32,370	31,450

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization and write-down of capital assets plus interest and other income (expense).
Note 2: includes transfer volumes to Savona (for plywood production)

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet (3/8” basis) of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 55 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

For further information please contact:

Ainsworth Lumber Co. Ltd.
www.ainsworth.ca

Robert Allen
Chief Financial Officer
(604) 661-3200

Or:

Bruce Rose
General Manager, Corporate Planning
(604) 661-3200

Or:

Robb Pelwecki
Manager, Corporate Reporting
(604) 661-3200

Document 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended December 31, 2003

Overview

Sales of $158.3 million in the fourth quarter of 2003 were $74.6 million or 89.1% higher than the fourth quarter of 2002. This increase was largely attributable to a 105.8% increase in average OSB sales price and an 8.3% increase in OSB shipment volume. OSB sales in the three-month period were $136.1 million compared to $61.1 million for the three months ended December 31, 2002.

Operating earnings before amortization plus interest and other income (EBITDA) was $89.2 million compared to $12.5 million in the fourth quarter of 2002. The increase in EBITDA was primarily a result of higher OSB prices and shipments.

Income before income taxes and unrealized foreign exchange gain on US-dollar denominated debt in the fourth quarter was $52.2 million compared to a loss of $11.7 million in the same period of 2002. After accounting for income taxes and the unrealized foreign exchange gain on US-dollar denominated debt, net income was $41.0 million compared to a net loss of $10.9 million in the fourth quarter of 2002. The increase in net income was primarily due to a $76.8 million increase in operating earnings and a $10.1 million increase in the unrealized foreign exchange gain on US-dollar denominated debt. Net income in the fourth quarter was also affected by a $13.3 million write-down of capital assets related to a planned expansion of the Grande Prairie OSB facility. The company has been unsuccessful in its attempt to secure additional long-term tenure for this expansion. Without confirmation of a secure timber supply, the company has decided not to pursue the expansion of the existing Grande Prairie facility at this time.

Financial Highlights

Sales in the fourth quarter of 2003 increased by $74.6 million or 89.1% to $158.3 million due to the combined effect of a $75.0 million increase in OSB sales, a $4.1 million increase in plywood sales, and a $4.2 million decrease in lumber sales. OSB sales amounted to approximately 86% of the company’s total sales in the fourth quarter of 2003 compared to 73% in the fourth quarter period of 2002.

OSB sales of $136.1 million were $75.0 million or 122.8% higher than OSB sales of $61.1 million in the fourth quarter of 2002. Compared to the same period of 2002 the company’s average OSB sales price increased by 105.8% and OSB shipments increased 8.3%. Plywood sales increased by 27.1% from the same period last year to $19.1 million due to a 26.4% increase in shipments. Lumber sales declined by $4.2 million compared to the fourth quarter of 2002 as the Abbotsford operation has been temporarily closed since December 2002 due to market conditions.

Cost of products sold in the fourth quarter of 2003 was $62.3 million compared to $66.6 million in 2002 primarily due to the continued closure of the Abbotsford lumber operation and lower per unit OSB production costs.

OSB cost of products sold in the fourth quarter of 2003 was $46.0 million compared to $45.2 million during the same period of 2002. The higher cost of products sold was attributable to a 7.9% increase in OSB shipments and a 4.4% decrease in average per unit production cost. Plywood and veneer cost of products sold of $16.3 million was $0.8 million or 22.6% lower than the same quarter last year. Lumber cost of products sold was $4.3 million lower than the fourth quarter of 2002 due to the ongoing market-related closure of the Abbotsford operation.

Selling and administration expenses of $4.9 million for the fourth quarter of 2003 were consistent with the same period of 2002.

Amortization of capital assets in the fourth quarter of 2003 was $10.0 million compared to $8.0 million primarily due to increased OSB production volumes.

Interest expense at $12.0 million was $2.3 million lower than the $14.3 million interest expense in the fourth quarter of 2002. This decrease resulted from the year-over-year appreciation of the Canadian dollar relative to the US dollar.

Other expense of $1.9 million was $2.1 million higher when compared to other income of $0.2 million in the same period of 2002. This increased expense was primarily due to a foreign exchange loss on working capital arising from the year-over-year appreciation of the Canadian dollar relative to the US dollar.

Unrealized foreign exchange gain associated with US-dollar denominated debt amounted to $12.8 million in the quarter compared to a gain of $2.7 million in the same period a year earlier. The larger gain reflects the greater appreciation of the Canadian dollar relative to the US dollar in the fourth quarter of 2003 compared to the same period in 2002.

Income tax expense for the quarter was $24.1 million compared to $1.9 million in the fourth quarter of 2002. The higher tax expense resulted from a $74.0 million increase in income before income taxes relative to the fourth quarter last year.

Operating Highlights

OSB production volume for the three months ending December 31, 2003 was 351 million square feet (3/8” basis), or 11.9% higher than the fourth quarter of 2002 due to higher production volume at High Level and Grande Prairie. High Level’s production volume increased by 28.4% compared to the fourth quarter of 2002. Meanwhile, Grande Prairie’s production volume was 18.4% higher than the prior year period as there was some downtime in the fourth quarter of 2002 related to a capital program aimed at increasing the mill’s productive capacity.

Plywood production in the fourth quarter of 2003 was 23.8% higher than the corresponding quarter last year, driven by strong demand for commodity sheathing plywood and new value-added products.

Veneer production increased by 6.8% in the fourth quarter compared to the same period a year earlier to meet the demand at our Savona plywood plant.

Our only lumber operation, located at Abbotsford, B.C., remained closed throughout quarter due to market conditions.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $77.8 million for the fourth quarter of 2003 compared to $1.6 million in the fourth quarter of 2002. The increase was due to higher operating earnings arising from sharply higher OSB prices.

Capital expenditures of $2.5 million for the fourth quarter of 2003 were down $5.3 million compared to the same period of 2002. This decrease was due to a discretionary capital program undertaken at Grande Prairie OSB in late 2002 in order to increase the production capacity of the Grande Prairie mill.

At December 31, 2003 the company had $194.1 million in cash and cash equivalents, compared to $130.6 million at September 30, 2003 and $80.2 million at December 31, 2002. As required under the terms of the indentures governing the company’s senior secured notes, on January 5, 2004, the company made an offer to purchase an aggregate amount of US$53.6 million of its 12.5% and 13.875% notes at US$1,060 for each US$1,000 of principal amount. The offer expired on February 5, 2004 with less than US$0.1 million tendered. On February 6, 2004, the company extended the offer period until February 26, 2004.

Outlook

Strong North American homebuilding activity helped drive benchmark OSB prices to record-high levels in October and November, before a sharp decline in mid-December. In early 2004, reported OSB prices have risen significantly, reaching record highs on February 13th. We anticipate that OSB demand and pricing will remain strong in the near term.

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheet
(In thousands of dollars)

	December 31	December 31
	2003	2002
	Audited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$194,054	$80,195
Accounts receivable	30,242	25,198
Inventories	53,153	50,906
Investment tax credit recoverable	30,060	—
Prepaid expenses	3,433	2,655
Income taxes receivable	—	120

	310,942	159,074
CAPITAL ASSETS	293,502	369,263
OTHER ASSETS	23,277	26,715

	$627,721	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	17,985	17,415
Accrued liabilities	29,776	36,954
Income taxes payable	3,494	—
Current portion of long term debt	250	46

	51,505	54,415
REFORESTATION OBLIGATION	4,802	4,634
LONG TERM DEBT	352,227	440,332
FUTURE INCOME TAXES	47,396	7,300

	455,930	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,110	53,083
Contributed surplus	118	375
Retained earnings (Deficit)	118,563	(5,087)

	171,791	48,371

	$627,721	$555,052

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
SALES	$158,291	$83,739	$481,073	$356,055

COSTS AND EXPENSES
Costs of products sold	62,297	66,647	260,915	263,968
Selling and administration	4,871	4,803	18,167	21,908
Amortization of capital assets	10,009	7,950	32,972	31,960
Write-down of capital assets	13,696	612	13,696	1,044

	90,873	80,012	325,750	318,880

OPERATING EARNINGS	67,418	3,727	155,323	37,175
FINANCE EXPENSE
Interest charges	(11,957)	(14,329)	(51,177)	(57,151)
Amortization charges	(1,222)	(1,296)	(4,867)	(5,349)
Loss on Repurchase of Debt	(81)	—	(81)	—

	(13,260)	(15,625)	(56,125)	(62,500)
OTHER INCOME (EXPENSE)	(1,949)	197	(508)	2,901
UNREALIZED FOREIGN EXCHANGE GAIN; LONG TERM DEBT	12,834	2,706	76,932	4,279

INCOME (LOSS) BEFORE INCOME TAXES	65,043	(8,995)	175,622	(18,145)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	24,057	1,935	51,972	(272)

NET INCOME (LOSS)	40,986	(10,930)	123,650	(17,873)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	77,577	5,843	(5,087)	12,786

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$118,563	$(5,087)	$118,563	$(5,087)

Basic and diluted earnings (loss) per share	$2.82	$(0.75)	$8.49	$(1.23)

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$40,986	$(10,930)	$123,650	$(17,873)
Amounts not requiring an outlay of cash Amortization of capital assets	10,009	7,950	32,972	31,960
Amortization of financing costs	644	651	2,568	2,567
Amortization of debt discount	214	216	852	854
Unrealized foreign exchange (gain) loss; long-term debt	(12,834)	(2,706)	(76,932)	(4,279)
Amortization of consent and commitment fees	277	430	1,447	1,929
Loss on repurchase of debt	81	—	81	—
Non-cash stock-based compensation	(20)	(172)	(230)	29
(Gain) Loss on disposal of capital assets	388	(19)	400	7
Write-down of machinery and equipment	13,296	612	13,296	1,044
Change in non-current reforestation obligation	522	(373)	168	(218)
Adjustment to deferred pension asset	803	—	803	9
Utilization of Investment Tax Credit	7,120	—	7,120	—
Write-off of security deposit on lease termination	—	—	—	980
Future income taxes	12,405	1,580	40,096	(2,049)
Change in non-cash operating working capital	3,881	4,320	(12,669)	(7,530)

	77,772	1,559	133,622	7,430

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of Senior Secured Notes	(11,985)	—	(11,985)	—
Increase (decrease) in capital lease obligations	(68)	(10)	451	39

	(12,053)	(10)	(11,534)	39

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(2,525)	(7,871)	(8,236)	(14,113)
Increase (decrease) in other assets	137	274	(144)	(161)
Proceeds on disposal of capital assets	128	24	151	38

	(2,260)	(7,573)	(8,229)	(14,236)

NET CASH INFLOW (OUTFLOW)	63,459	(6,024)	113,859	(6,767)
CASH, BEGINNING OF PERIOD	130,595	86,219	80,195	86,962

CASH, END OF PERIOD	$194,054	$80,195	$194,054	$80,195

AINSWORTH LUMBER CO. LTD.
Other Information

	December 31, 2003	December 31, 2002
Selected Balance Sheet Items ($000’s)
Cash	$193,989	$80,195
Total assets	$650,326	$555,052
Total debt	$352,477	$440,378
Shareholders’ equity	$186,866	$48,371

	Three Months ended December 31, 2003		Twelve months ended December 31
Reconciliation of Net Income (loss) to EBITDA ($000's)	2003	2002	2003	2002

Net Income (loss)	$40,986	$(10,930)	$123,650	$(17,873)
Add: Depreciation and amortization	10,009	7,950	32,972	31,960
Finance expense	13,260	15,625	56,125	62,500
Write-down of capital assets	13,696	612	13,696	1,044
Income and large corporation tax expense (recovery)	24,057	1,935	51,972	(272)
Unrealized foreign exchange (gain) loss	(12,834)	(2,706)	(76,932)	(4,279)

EBITDA {Note 1}	$89,174	$12,486	$201,483	$73,080

Product Sales ($000’s)
OSB	$136,122	$61,095	$394,861	$262,114
Plywood	19,121	15,042	71,776	61,063
Veneer	2,353	2,699	11,166	12,666
Lumber	—	4,187	924	17,903
Chips	695	716	2,346	2,309

	$158,291	$83,739	$481,073	$356,055

Geographic Sales Distribution ($000’s)
Canada	$24,297	$19,083	$84,278	$69,078
USA	125,089	53,753	362,737	246,928
Europe	1,380	1,890	7,394	6,855
Asia	7,525	9,013	26,664	33,194

	$158,291	$83,739	$481,073	$356,055

Product Shipment Volumes
OSB (msf-3/8”)	339,066	313,161	1,341,546	1,298,576
Plywood (msf-3/8”)	31,050	24,561	119,072	92,132
Veneer (msf-3/8”)	10,420	13,461	51,746	59,305
Lumber (mfbm)	—	11,166	2,447	39,844
Chips (BDUs)	8,232	9,112	32,370	31,450
Production Volumes
OSB (msf-3/8”)	351,261	313,867	1,350,717	1,283,446
Plywood (msf-3/8”)	34,117	27,555	118,699	98,057
Veneer (msf-3/8”){Note 2}	46,339	43,391	179,487	167,730
Lumber (mfbm)	—	9,989	—	39,377
Chips (BDUs)	8,232	9,112	32,370	31,450

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization and write-down of capital assets plus interest and other income (expense).
Note 2: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: boba@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: brucer@ainsworth.ca

Or

Robb Pelwecki
Manager, Corporate Reporting
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robbp@ainsworth.ca

Common shares of Ainsworth Lumber Co.
Ltd. are traded on the Toronto Stock
Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

Document 3

Auditors' Report and Consolidated Financial Statements of

AINSWORTH LUMBER CO. LTD.

December 31, 2002 and 2003

Independent Auditors’ Report

To the Board of Directors of

Ainsworth Lumber Co. Ltd.

      We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2002 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003 in accordance with Canadian generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Chartered Accountants
Vancouver, British Columbia
February 14, 2004

AINSWORTH LUMBER CO. LTD.

Consolidated Balance Sheets

As at December 31

(thousands of Canadian dollars)

	Note	2002	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	2	$80,195	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2002 — $646)		23,592	30,242
Inventories	3	50,906	53,153
Investment tax credit recoverable	4	—	30,060
Income taxes receivable		120	—
Prepaid expenses		2,655	3,433

		157,468	310,942
CAPITAL ASSETS	5	369,263	293,502
OTHER ASSETS	7	28,321	23,277

		$555,052	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$17,415	$17,985
Accrued liabilities		36,954	29,776
Income taxes payable		—	3,494
Current portion of long-term debt	10	46	250

		54,415	51,505
REFORESTATION OBLIGATION	9	4,634	4,802
LONG-TERM DEBT	10	440,332	352,227
FUTURE INCOME TAXES	13	7,300	47,396

		506,681	455,930

COMMITMENTS AND CONTINGENCIES	15 and 17
SHAREHOLDERS’ EQUITY
Capital stock	11	53,083	53,110
Contributed surplus		375	118
Retained earnings (deficit)		(5,087)	118,563

		48,371	171,791

		$555,052	$627,721

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31

(thousand of Canadian Dollars, except share and per share data)

	Note	2001	2002	2003

SALES		$326,664	$356,055	$481,073

COSTS AND EXPENSES
Costs of products sold		244,009	263,968	260,915
Selling and administration		22,698	21,908	18,167
Amortization of capital assets	5	30,377	31,960	32,972
Write-down of capital assets	5	3,306	1,044	13,696

		300,390	318,880	325,750

OPERATING EARNINGS		26,274	37,175	155,323
FINANCE EXPENSE	12
Interest charges		(51,729)	(57,151)	(51,177)
Amortization charges		(8,278)	(5,349)	(4,867)
Loss on repurchase of debt	10	—	—	(81)

		(60,007)	(62,500)	(56,125)
OTHER INCOME (EXPENSE)		2,768	2,901	(508)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON LONG TERM DEBT		(17,401)	4,279	76,932

INCOME (LOSS) BEFORE INCOME TAXES		(48,366)	(18,145)	175,622

INCOME TAX EXPENSE (RECOVERY)	13
Current		1,261	1,777	11,876
Future		(19,976)	(2,049)	40,096

		(18,715)	(272)	51,972

INCOME (LOSS) FROM CONTINUING OPERATIONS		(29,651)	(17,873)	123,650
GAIN FROM DISCONTINUED OPERATIONS	14	4,227	—	—

NET INCOME (LOSS)		(25,424)	(17,873)	123,650
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR		38,210	12,786	(5,087)

RETAINED EARNINGS (DEFICIT), END OF YEAR		$12,786	$(5,087)	$118,563

BASIC AND FULLY DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continuing operations		$(2.04)	$(1.23)	$8.49
Gain from discontinued operations		0.29	—	—

Earnings (loss) per share		$(1.75)	$(1.23)	$8.49

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		14,544,800	14,544,800	14,558,707

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Cash Flows

Years ended December 31

(Thousands of Canadian dollars)

	Note	2001	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations		$(29,651)	$(17,873)	$123,650
Amounts not requiring an outlay of cash
Amortization of capital assets	5	30,377	31,960	32,972
Amortization of financing costs		1,385	2,567	2,568
Amortization of debt discount		721	854	852
Unrealized foreign exchange (gain) loss; long-term debt		17,401	(4,279)	(76,932)
Loss on repurchase of debt		—	—	81
Amortization of consent and commitment fees		6,172	1,929	1,447
Non-cash stock based compensation		64	29	(230)
Loss (gain) on disposal of capital assets		(26)	7	400
Write-down of capital assets	5	3,306	1,044	13,296
Write-off of security deposits on lease termination		—	980	—
Adjustment to deferred pension assets		(1,461)	9	803
Change in non-current reforestation obligation		624	(218)	168
Utilization of investment tax credit	4	—	—	7,120
Future income taxes		(19,976)	(2,049)	40,096
Change in non-cash operating working capital	20	(36,720)	(7,530)	(12,669)

Cash provided by (used in) operating activities		(27,784)	7,430	133,622
Cash provided by discontinued operations	14	4,812	—	—

		(22,972)	7,430	133,622

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets		(20,110)	(14,113)	(8,236)
Decrease (increase) in other assets		723	(161)	(144)
Proceeds on disposals of capital assets		201	38	151
Discontinued operations, additions to capital assets		(1,650)	—	—
Discontinued operations, proceeds on disposal		29,226	—	—

		8,390	(14,236)	(8,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes		151,316	—	—
Redemption of Senior Secured Notes		—	—	(11,985)
Financing costs		(7,007)	—	—
Consent and commitment fees		(14,164)	—	—
Decrease in bank indebtedness		(28,331)	—	—
Increase (decrease) in capital lease obligations		(270)	39	451

		101,544	39	(11,534)

NET CASH INFLOW (OUTFLOW)		86,962	(6,767)	113,859
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		—	86,962	80,195

CASH AND CASH EQUIVALENTS, END OF YEAR		$86,962	$80,195	$194,054

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (including commitment, bonus and loan fees) paid		$32,091	$58,316	$52,974

Income taxes paid		$1,253	$726	$1,567

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31

(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1. SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include estimates and assumptions made by management. These estimates and assumptions affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

      Canadian GAAP, in the case of the Company, differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 22.

      The significant accounting policies are:

          (a) Basis of consolidation

      These consolidated financial statements include the Company’s proportionate interest in a jointly controlled oriented strand board facility in High Level, Alberta (Note 6) that is held by a wholly-owned subsidiary company, Steen River Forest Products Ltd. (“Steen”). Steen exists for the sole purpose of holding that interest. Steen has no operating results as all of its operations are conducted on behalf of Ainsworth Lumber Co. Ltd. The Senior Secured Notes (Note 10) are secured in part by priority interests on all of the shares of Steen.

          (b) Cash and cash equivalents

      Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper with original maturities of less than three months.

          (c) Inventories

      Logs, lumber and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

          (d) Capital Assets

      Property, plant and equipment are stated at cost, including capitalized debt financing costs, interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment is also capitalized. The cost of repairs and replacements is charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills, the lumber remanufacturing plant and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate

Buildings	5%
Machinery and equipment	12% - 20%
Office equipment	15%

      Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the carrying values of its capital assets on a regular basis, by reference to estimated future operating results and undiscounted net cash flows. If the carrying value of these assets exceeds

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimated net recoverable amounts, a provision for impairment will be made for an other than temporary decline in value.

          (e) Financing and debt discount costs

      Costs relating to long-term debt are amortized on the straight-line basis over the term of the related debt.

          (f) Reforestation obligation

      Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

          (g) Foreign currency translation

      Transactions denominated in U.S. dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year-end exchange rate. Exchange gains and losses, including unrealized foreign exchange gains and losses on long-term debt, are included in earnings.

          (h) Earnings per share

      Earnings per share have been calculated using the weighted average number of voting common shares outstanding during the periods.

          (i) Income taxes

      Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the book and tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

          (j) Revenue recognition

      Revenue, net of shipping costs, is recognized upon shipment at agreed prices to credit-approved customers, consistent with common forest industry terms of trade.

          (k) Employee participation share plan

      The Company has an employee participation share plan which is described in Note 11. The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period. Any consideration paid by employees on purchase of stock is credited to share capital.

          (l) Employee Benefit Plans

      The Company uses the projected benefit method prorated on services to account for defined benefit pension plans earned by employees. The Company accrues its obligations under employee benefits plans and the related costs, net of plan assets. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and experience gains and losses are being amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (m) Comparative figures

      Certain comparative figures have been reclassified to conform to the current year presentation.

2. CASH AND CASH EQUIVALENTS

	2002	2003

Cash	$29,975	$2,506
Cash equivalents	50,220	191,548

	$80,195	$194,054

3. INVENTORIES

	2002	2003

Logs	$19,777	$21,362
Panel products	13,312	12,598
Materials and supplies	16,451	19,159
Lumber	1,366	34

	$50,906	$53,153

4. INVESTMENT TAX CREDIT RECOVERABLE

      At December 31 2003, the company recognized an unclaimed special investment tax credit in respect of its investment in the Grande Prairie wood processing facilities. The Company recorded the tax credit as a $37,180,000 reduction in the capital cost of the Grande Prairie assets and recognized the portion of the tax credit to be utilized in 2003 as a $7,120,000 reduction to federal taxes payable.

5. CAPITAL ASSETS

	2002	2003

	Net Book		Accumulated	Net Book
	Value	Cost	Depreciation	Value

Property, plant and equipment
Panel product mills	$324,872	$467,595	$205,999	$261,596
Land	1,964	1,964	—	1,964
Other	2,650	11,367	8,209	3,158
Construction in progress	13,201	1,030	—	1,030

	342,687	481,956	214,208	267,748

Timber and logging roads
Timber rights and development costs	11,773	18,498	7,443	11,055
Logging roads	14,803	22,148	7,449	14,699

	26,576	40,646	14,892	25,754

	$369,263	$522,602	$229,100	$293,502

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

5. CAPITAL ASSETS (Continued)

	2001	2002	2003

Amortization expense for the year
Property, plant and equipment	$27,832	$29,560	$31,128
Timber and logging roads	2,545	2,400	1,844

	$30,377	$31,960	$32,972

      In December 2003, the Company provided a write-down of capital assets of $13.3 million in costs relating to the construction and design of the proposed expansion of the Grande Prairie OSB operations. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secure timber supply, the Company has decided not to pursue the expansion of the Grande Prairie facility at this time.

6. THE HIGH LEVEL OPERATION

      The Company has jointly developed an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a third party in such assets.

      The Company and the third party also jointly control a company that is responsible for log harvesting and oriented strand board production. The Company reflects its investment in the High Level operation as an interest in jointly controlled operations.

      The following is a summary of the Company’s proportionate interest in the financial position and cash flow of the High Level operation:

	2002	2003

Assets
Receivables	$1,205	$752
Inventories	5,520	7,641
Prepaid expenses	298	366
Capital assets	128,938	123,676
Current Liabilities
Excess of cheques issued over cash in bank	1,470	1,814
Accrued liabilities and accounts payable	4,800	3,609
Cash Flows
Cash applied to operating activities	3,992	3,816
Cash used for investing activities	3,354	1,689

      Operating results to March 31, 2001 were capitalized as start-up costs pursuant to the Company’s accounting policies.

      By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $3,308,000 as at December 31, 2003 and $4,450,000 as at December 31, 2002.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

7. OTHER ASSETS

	2002	2003

Advances and deposits	$5,393	$5,537
Accrued benefit asset (Note 16)	4,959	4,156
Unamortized financing costs	17,969	13,584

	$28,321	$23,277

8. BANK LOAN FACILITIES

      As at December 31, 2003 the Company had outstanding letters of credit of $6,228,000 (2002 — $4,548,500) to support the Company’s ongoing business operations. The Company had an unutilized $7,250,000 foreign exchange and future contract credit facility at December 31, 2003.

9. REFORESTATION OBLIGATION

	2002	2003

Balance at beginning of year	$5,771	$5,679
Expense for the year	1,256	2,227

	7,027	7,906
Paid during the year	1,348	1,842

Balance at end of year	$5,679	$6,064

Current, included in accrued liabilities	$1,045	$1,262
Long-term	4,634	4,802

	$5,679	$6,064

10. LONG-TERM DEBT

	2002	2003

U.S. $184,600,000 (2002 — U.S.$186,500,000) Senior Secured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	$294,222	$239,334
U.S.$89,085,000 (2002 — U.S.$95,000,000) Senior Secured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	149,872	115,499
Capital lease obligations	97	549

	444,191	355,382
Unamortized deferred debt discount	(3,813)	(2,905)

	440,378	352,477
Current portion	(46)	(250)

	$440,332	$352,227

      In December 2003, the Company repurchased and cancelled U.S.$1,900,000 of the U.S.$184,600,000 Senior Secured Notes and also repurchased and cancelled U.S.$5,915,000 of the U.S.$89,085,000 Senior Secured Notes realizing a total loss of $81,000.

      The U.S.$184,600,000 Senior Secured Notes are secured by a first priority fixed charge on the Company’s 100 Mile House and Grande Prairie mills and a second priority floating charge on the Company’s other properties and assets. The U.S.$89,085,000 Senior Secured Notes are secured by a first priority pledge of shares of Steen (Note 1(a)) and a first priority security interest in the Company’s Savona and Lillooet mills and the Company’s current assets. The indentures governing the Senior Secured Notes contain certain

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

10. LONG-TERM DEBT (Continued)

restrictions regarding, among other things, the ability of the Company to incur additional indebtedness and pay cash dividends. Under the terms of the indenture governing the U.S.$89,085,000 Senior Secured Notes, the Company was required to create the High Level Qualified Account. This account is to be funded with $10,000,000 on a monthly basis and is used as an imprest fund for the Company’s participation in the High Level operation.

SUBSEQUENT EVENT

      On January 5, 2004 the Company made an offer to purchase up to U.S.$53,625,000 of its outstanding Senior Secured Notes. The total consideration for each U.S.$1,000 principal amounts for notes validly tendered and not withdrawn was U.S.$1,060. This offer was made pursuant to the indentures for both the U.S.$89,085,000 Senior Secured Notes and the U.S.$184,600,000 Senior Secured Notes. The offer expired on February 5, 2004 with U.S.$70,000 validly tendered. On February 6, 2004, the Company extended the offer period until February 26, 2004.

11. CAPITAL STOCK

      (a) The Company’s authorized share capital is as follows:

(i) 100,000,000 common shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 717,500 have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1 and 4,000,000 have been designated Series 2. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue.

      (b) The Company’s issued share capital is as follows:

			Class B
	Common Shares		Common Shares
					Total
Issued Share Capital	Shares	Amount	Shares	Amount	Amount

Balance at December 31, 2001 and 2002	14,544,800	$53,016	447,500	$67	$53,083
Exchange of Class B common shares for common shares	20,148	78	(222,500)	(33)	45
Cancellation of Class B common shares			(117,500)	(18)	(18)

Balance at December 31, 2003	14,564,948	$53,094	107,500	$16	$53,110

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

11. CAPITAL STOCK (Continued)

      (c) Employee Participation Share Plan as at December 31, 2003

	Common Share		Number	Class B
	Conversion	Issue	of Shares	Shares	Total
Date Issued	Base Price	Price	Vested	Outstanding	Consideration

June 25, 1999	$3.00	$0.15	71,667	107,500	$16

      The market value per common share at December 31, 2003 was $12.28.

      During the year ended December 31, 2003 the Company issued 20,148 common shares to the holders of 222,500 Class B common shares issued on December 18, 1996 and August 11, 1998 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares.

      The Company then cancelled 55,000 Class B common shares issued on December 18, 1996 and August 11, 1998 pursuant to the Plan and also cancelled 62,500 Class B common shares issued on June 25, 1999.

12. FINANCE EXPENSE

	2001	2002	2003

Current debt	$17,362	$276	$35
Loss on Repurchase of Debt	—	—	81
Long-term debt	42,645	62,224	56,009

	$60,007	$62,500	$56,125

      Finance expense on long-term debt includes the amortization of deferred financing costs, amortization of deferred debt discounts, and amortization of consent and commitment fees as follows: $2,568,062, $852,275, and $1,446,281 respectively, for the year ended December 31, 2003; $2,566,750, $853,692, and $1,929,035 respectively, for the year ended December 31, 2002; and $1,384,502, $791,454 and $6,171,895 respectively, for the year ended December 31, 2001.

13. INCOME TAXES

      The adjusted income (loss) for purposes of providing for income taxes is:

	2001	2002	2003

Income (loss) from continuing operations before income taxes	$(48,366)	$(18,145)	$175,622
Non (taxable) deductible items	9,775	13,532	(35,149)

Adjusted income (loss)	$(38,591)	$(4,613)	$140,473

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

13. INCOME TAXES (Continued)

      A reconciliation of the statutory tax rate to the effective tax rate on adjusted income (loss) is as follows:

	2001	%	2002	%	2003	%

Federal income tax, net	$(8,529)	(22.1)	$(1,019)	(22.1)	31,044	(22.1)
Provincial taxes, net	(6,020)	(15.6)	(720)	(15.6)	18,542	(13.2)

Tax expense (recovery)	(14,549)	(37.7)	(1,739)	(37.7)	49,586	(35.3)
Large corporation tax	1,261	3.2	1,777	38.5	1,123	(0.8)
Prospective effect of change of enacted rates	(3,093)	(7.9)	—	—
Other	(2,334)	(6.0)	(310)	(6.7)	1,263	(0.9)

Tax expense (recovery)	$(18,715)	(48.4)	$(272)	(5.9)	$51,972	(37.0)

Comprised of:
Current taxes	$1,261		$1,777		$11,876
Future income taxes	(19,976)		(2,049)		40,096

	$(18,715)		$(272)		$51,972

      Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2002	2003

Future tax liability, net
Temporary timing differences
Depreciable capital assets	$31,617	$45,679
Eligible capital expenditures	(374)	(3,454)
Deferred pension costs	1,766	1,463
Financing costs	(12,181)	7,956
Accruals not currently deductible	(2,364)	(2,298)
Other	(385)	—
Tax loss carryforwards	(11,153)	(1,950)

Future income tax liability	$7,300	$47,396

      Capital losses of $10,500,000 can be carried forward indefinitely to be applied against future capital gains.

14. DISCONTINUED OPERATIONS

      On April 24, 2001, the Company completed the sale of its Chasm lumber operations to West Fraser Mills Ltd.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

14. DISCONTINUED OPERATIONS (Continued)

      Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

2001

Sales	$15,402
Operating expenses	12,730
Depreciation and amortization	—

Operating income	2,672

Administration expenses	(123)
Income tax expense	(908)

Net income	1,641
Gain on disposition, net of related taxes of $1,430	2,586

Gain from discontinued operations	$4,227

      Cash provided by discontinued operations are as follows:

2001

Net income from discontinued operations	$4,227
Items not requiring an outlay of cash
Gain on disposal of assets	(4,015)
Reforestation obligation	877
Future income taxes	2,338

3,427
Change in non-cash operating working capital	1,385

Cash provided by discontinued operations	$4,812

      In addition to cash proceeds of $29,226,000 for discontinued operations disclosed in the consolidated statement of cash flows, long-term reforestation obligations of $9,200,000 were assumed by the purchaser without cash effect.

15. COMMITMENTS

      The Company is committed to capital and operating lease payments in respect of premises and equipment as follows:

	Capital	Operating
	Leases	Leases

2004	$271	$2,735
2005	347	1,550
2006	—	461
2007	—	218
2008	—	—

Total minimum lease payments	$618	$4,964

Imputed interest	69

Capital lease obligations	$549

      Rent expense was $5,125,000, $5,627,000 and $4,317,298 for 2001, 2002 and 2003, respectively.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

15. COMMITMENTS (Continued)

      The Company has entered into agreements with suppliers of energy. The Company’s Grande Prairie and High Level OSB facilities have established fixed price contracts to purchase 10.95 megawatt hours (MWh) in 2004 and 7.25 MWh in 2005. The total commitment arising from these agreements is $4,500,000 in 2004 and $2,800,000 in 2005.

      During 2003, the Company entered into a fixed price propane supply agreement which expires September 30, 2006. Based on the current annual consumption, the estimated obligation in 2004 and 2005 are both $1,725,000 and $1,365,000 in 2006. The Company also entered into fixed price natural gas purchase contracts which expire in 2004. The total outstanding commitment in respect of these contracts is $100,000.

16. PENSION PLANS

      The Company maintains a defined benefit pension plan for certain salaried and certain hourly employees.

      The Company also participates in a multi-employer pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company made Group RRSP contributions of $2,347,000 for 2001, $1,155,000 for 2002 and $1,164,000 for 2003.

      Information about the Company’s defined benefit pension plan is as follows:

	2001	2002	2003

PLAN ASSETS
Fair value at beginning of year	$41,588	$27,718	$25,801
Return on plan assets	2,687	1,923	1,757
Employer contributions	1,392	1,701	1,466
Transfer of assets due to settlement, sale of Chasm operations	(9,716)	—	—
Benefits paid	(3,047)	(2,185)	(2,865)
Experience (loss) gain	(5,186)	(3,356)	741

Fair value at end of year	27,718	25,801	26,900

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	38,553	28,934	30,760
Current service cost	1,612	1,419	1,506
Interest cost	2,219	2,048	2,158
Benefits paid	(3,047)	(2,185)	(2,865)
Plan improvement cost	—	544	—
Adjustment to discount rate	—	—	2,100
Liabilities released due to settlement, sale of Chasm operations	(10,403)	—	—

Balance at end of year	28,934	30,760	33,659

NET DEFICIT, END OF YEAR	$(1,216)	$(4,959)	$(6,759)

ACCRUED BENEFIT ASSET IS COMPRISED OF:
Funded Status — Plan Deficit	$(1,216)	$(4,959)	$(6,759)
Unamortized net actuarial loss	8,599	11,619	12,476
Unamortized transitional asset	(2,415)	(2,245)	(2,070)
Unamortized past service cost	—	—	509
Plan improvement cost	—	544	—

Accrued Benefit Asset	$4,968	$4,959	$4,156

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

16. PENSION PLANS (Continued)

	2001	2002	2003

PENSION EXPENSE IS COMPRISED OF:
Accrual for Services	$1,612	$1,418	1,506
Interest on accrued benefits	2,219	2,048	2,158
Interest on pension fund assets	(2,687)	(1,923)	(1,757)
Amortization amounts
Unfunded liability (surplus)	(192)	(173)	(173)
Experience gains and losses	22	336	503
Past service costs	—	—	32
Gain (Loss) on Settlement	(687)	—	—
Unamortized transition obligation recognized due to Settlement	(875)	—	—
Unamortized experience gains / losses recognized due to Settlement	1,185	—	—

	$597	$1,707	$2,269

      The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as at December 31 included the following:

	2001	2002	2003

Discount rate	7.0%	7.0%	6.5%
Expected long-term rate of return on plan assets	8.0%	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%	4.5%

17. CONTINGENCIES

      Consistent with the nature of its business, the Company is involved in various legal actions. In the opinion of management, any resulting liability would not have a material adverse effect on the Company’s financial position.

18. RELATED PARTY TRANSACTIONS

      The Company had transactions with companies owned by or related to its officers and directors as follows:

	2001	2002	2003

Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$100	$120	$120
Acquisition of capital assets	—	22	—
Amounts due from officers and companies with directors in common included in other assets	967	466	479
Amounts due to companies with directors in common included in accounts payable	—	2	—

      The Company’s co-venturer in the High Level operation (Note 6) is a significant shareholder of the Company.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

19. SEGMENTED INFORMATION

      Following discontinuance of the Chasm lumber operations, the Company operates in one business segment, manufacturing wood panel products.

      All capital assets are located in Canada.

	2001	2002	2003

Geographic sales information:
Canada	$49,271	$69,078	$84,278
U.S.A.	227,462	246,928	362,737
Europe	11,258	6,855	7,394
Japan	38,673	33,194	26,664

	$326,664	$356,055	$481,073

20. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2001	2002	2003

Accounts receivable	$1,221	$(1,388)	$(6,650)
Inventories	7,400	(5,440)	(2,247)
Prepaid expenses	322	(1,655)	(778)
Accounts payable and accrued liabilities	(47,343)	3,325	(6,608)
Income taxes receivable / payable	1,680	(2,372)	3,614

Total	$(36,720)	$(7,530)	$(12,669)

21. FINANCIAL INSTRUMENTS

          (a) Financial and credit risk

      The value of the Company’s financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.

      The Company does not have a significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forestry industry in Canada and the United States.

          (b) Fair values

      The fair value of the Company’s accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

      The fair value of the long-term debt is determined using quoted market values for the Company’s Senior Secured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

21. FINANCIAL INSTRUMENTS (Continued)

      The carrying value and fair value of the long term debt are as follows:

	2002		2003

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

LONG-TERM DEBT
Senior notes	$444,094	$465,333	$354,833	$414,041
Capital leases	97	97	549	549

	$444,191	$465,430	$355,382	$414,590

22. U.S. GAAP RECONCILIATION

      As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a)	Adjustments to assets, liabilities and shareholders’ equity

	2002	2003

Total assets in accordance with Canadian GAAP	$555,052	$627,721
Write-off of capitalized start-up costs (1)	(10,380)	(8,966)
Intangible asset, arising from minimum pension liability calculation (2)	—	509

Total assets in accordance with U.S. GAAP	$544,672	$619,264

Total liabilities in accordance with Canadian GAAP	$506,681	$455,930
Future income taxes relating to write-off: of capitalized start-up costs (1)	(3,700)	(3,194)
Minimum pension liability, net of tax effect (2)	6,447	7,273

Total liabilities in accordance with U.S. GAAP	$509,428	$460,009

Total shareholders’ equity in accordance with Canadian GAAP	$48,371	$171,791
Change in retained earnings relating to: Write-off of capitalized start-up costs (1)	(6,680)	(5,772)
Accumulated other comprehensive (loss) (2)	(6,447)	(6,764)

Total shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION (Continued)

Consolidated Statement of Shareholders’ Equity

Capital Stock	$53,083	$53,110
Contributed surplus	375	118
Accumulated other comprehensive loss (2)	(6,447)	(6,764)

	47,011	46,464

Retained earnings (deficit) in accordance with Canadian GAAP	(5,087)	118,563
Write-off of capitalized start-up costs (1)	(6,680)	(5,772)

Retained earnings (deficit) in accordance with U.S. GAAP	(11,767)	112,791

Shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255

          (b) Adjustments to earnings

	2001	2002	2003

Net income (loss) in accordance with Canadian GAAP	$(25,424)	$(17,873)	$124,355
Reversal of amortization of capitalized start-up costs, net of future income taxes (1)	(410)	874	677

Net income (loss) in accordance with U.S. GAAP	(25,834)	(16,999)	125,032
Other comprehensive loss (2)	(4,020)	(2,427)	(317)

Comprehensive income (loss) in accordance with U.S. GAAP	$(29,854)	$(19,426)	$124,715

	2001	2002	2003

Basic and diluted income (loss) per share in accordance with U.S. GAAP	$(1.78)	$(1.17)	$8.57

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 16) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

          (c) Discontinued Operations

      The loss from discontinued operations (Note 14) would not change if U.S. GAAP was applied. All adjustments in (a) and (b) above relate to continuing operations.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION (Continued)

(d)	Other Information Regarding U.S. GAAP

      (i) Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. Comprehensive loss arising from minimum pension liability:

	2001	2002	2003

Amount arising in year	$6,184	$3,734	$488
Future income tax (recovery)	(2,164)	(1,307)	(171)

	4,020	2,427	317
Accumulated other comprehensive loss, beginning of year	—	4,020	6,447

Accumulated other comprehensive loss, end of year	$4,020	$6,447	$6,764

      (ii) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivatives, and for hedging activities. SFAS No. 149, Amendment of Statement 133 on Derivative and Hedging Activities, amends and clarifies SFAS No. 133. SFAS No. 133 and SFAS No. 149 do not have an impact on the Company’s financial statements as the Company does not enter into derivative transactions.

      (iii) In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has provided (Note 6) summary information regarding use of the proportionate consolidation method.

      (iv) In June 2001, the Financial Accounting Standards Board (“FASB”) introduced SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. SFAS No. 141 and 142 had no impact on the Company’s financial statements.

      (v) In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires the company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/ or normal use of a long-lived asset. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 has no impact on the Company’s financial statements.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION (Continued)

      (vi) In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of 2002 on a prospective basis without significant impact on the Company’s financial statements.

      (vii) Under U.S. GAAP, the Company would disclose shipping costs as part of costs of products as a component of cost of sales, rather than netted against revenue as per the Company’s existing accounting policy. If the Company had reported shipping costs as costs of products, revenue would have increased by $62,000,000, $65,625,000, and $60,855,000, with a corresponding increase in costs of products sold in 2001, 2002, and 2003 respectively.

      (viii) In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 does not have a material impact on the Company’s financial statements.

      (ix) In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. SFAS No. 146 does not have a material impact on the Company’s financial statements.

      (x) In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees. It requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantees at inception. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

      (xi) In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. FIN 46 does not have a material impact on the Company’s financial statements.

Document 4

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the accompanying notes. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 22 to our audited consolidated financial statements.

Overview

      We are principally engaged in the production of OSB and specialty plywood for sale to markets in the United States, Canada, Asia and Europe. Our operating results are affected by prevailing market prices for our principal products, as well as our production volumes and costs of production. Sales of our products are affected by residential and commercial construction and repair and remodeling industries in North America and Japan and, to a lesser extent, the commercial construction industry in Europe. These industries are highly cyclical and are affected by numerous factors, including real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions.

      During 2003, we achieved higher production volumes of both OSB and specialty plywood compared to 2002. OSB production volume was 1,351 mmsf in 2003 compared to 1,284 mmsf in 2002, representing an increase of 5.2%. Production volume at the High Level OSB facility and the Grande Prairie OSB facility increased by 16.7% and 4.5%, respectively, compared to 2002. Meanwhile, production at the 100 Mile House OSB facility was consistent with 2002. Specialty plywood production volume increased by 21.4% during the year from 98 mmsf to 119 mmsf. This increase was primarily due to increased demand for a new concrete forming plywood product and commodity plywood sheathing. Veneer production sold to third parties decreased 12.7% due to the increased demand for veneer at our Savona plywood facility. There was no production of lumber in 2003 because the Abbotsford facility was temporarily closed due to market conditions.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2003, over 75% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. We have not hedged our exposure to fluctuations in U.S. dollar revenue by entering into foreign exchange forward contracts.

      Our value-added OSB products, including our export-standard OSB products, typically carry higher prices and generate greater margins than our commodity sheathing OSB products and tend to be less affected by fluctuations in the economy. As a result, prices and margins for these products tend to be higher and more stable through the economic cycle.

      The Lillooet veneer plant supplies the Savona specialty overlaid plywood mill with veneer for making specialty overlaid plywood. The remaining veneer production is sold to third party plywood producers. When our own plywood production is high due to market conditions, sales of veneer to third parties is generally reduced, and prices for such third party sales are generally higher. Similarly, when our own plywood production is lower due to market conditions, sales of veneer to third parties is correspondingly higher, and prices are generally lower.

      Cost of products sold consists primarily of wood fiber, resins, waxes, labor costs and energy. Wood fiber from timber is the primary raw material used in our operations and is the most significant cost of our manufacturing process. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of fiber supplies partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the governments of British Columbia and Alberta, providing a secure supply of fiber on a sustainable basis.

Approximately 88% of the fiber requirements for our OSB mills are supplied by the provincial government quotas and allocations, and multi-year fiber agreements with other forest products companies and aboriginal groups. We purchase the balance of our fiber requirements in the open market.

      The year ended December 31, 2003 has seen a significant increase in the pricing of OSB products, which has increased our sales and improved our operating earnings.

      The following table summarizes certain of our results of operations:

	Year ended December 31,

	2001	2002	2003

Sales:

OSB	$242.2	$262.1	$394.9

Specialty plywood, and other products	84.5	94.0	86.2

Total	326.7	356.1	481.1

Cost of products sold:

OSB	171.0	184.1	187.5

Specialty plywood, and other products	73.0	79.9	73.4

Total	244.0	264.0	260.9

Selling and administration	22.7	21.9	18.2

Amortization of capital assets	30.4	32.0	33.0

Write-down of capital assets	3.3	1.0	13.7

Operating earnings	26.3	37.2	155.3

Finance expense	60.0	62.5	56.1

Interest and other (income) expense	(2.8)	(2.9)	0.5

Unrealized foreign exchange (gain) loss on long-term debt	17.4	(4.3)	(76.9)

Income (loss) before income tax	(48.4)	(18.1)	175.6

Income tax (recovery) expense	(18.7)	(0.3)	51.9

Income (loss) from continuing operations	(29.7)	(17.9)	123.7

Gain from discontinued operations	4.2	—	—

Net income (loss)	$(25.4)	$(17.9)	$123.7

Our geographic distribution of sales was as follows:

	Year ended December 31,

	2001	2002	2003

All Products

United States	69.6%	69.4%	75.4%

Canada	15.1	19.4	17.5

Japan and other	11.8	9.3	5.5

Europe	3.5	1.9	1.6

	100.0%	100.0%	100.0%

Our Results of Operations

     Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002

      Net income for the year ended December 31, 2003 was $123.7 million compared to a net loss of $17.9 million in 2002. The increase in net income was primarily attributable to a $118.1 million or 317.5%

increase in operating earnings and a $72.6 million increase in the unrealized foreign exchange gain on U.S. dollar denominated debt from $4.3 million in 2002 to $76.9 million in 2003.

          Sales

      Sales in fiscal 2003 were $481.1 million compared to $356.1 million in fiscal 2002, representing an increase of $125.0 million or 35.1%.

      OSB. Sales of OSB in 2003 were $394.9 million compared to $262.1 million in 2002, representing an increase of $132.8 million or 50.7%. This increase was due to an average price increase of 45.8% and by a 3.3% increase in shipment volumes from 1,299 mmsf in fiscal 2002 to 1,341 mmsf in fiscal 2003. The increased unit volume was due to capacity improvements at the 100 Mile House and High Level facilities. Benchmark OSB prices increased sharply beginning in mid-2003 and peaked at a record US$465 per msf (North Central, 7/16 inch basis) monthly average price in October, well above the previous record of $351 per msf set in July 1999.

      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $86.2 million compared to $94.0 million in 2002, representing a decrease of $7.8 million or 8.3%. This decrease was due primarily to a decrease in lumber and veneer sales only partially offset by an increase in specialty overlaid plywood sales. Lumber revenue was $17.0 million or 94.8% lower than 2002 because the Abbotsford facility has been temporarily closed since December 2002 due to market conditions. Sales of specialty overlaid plywood in 2003 were $71.8 million compared to $61.1 million in 2002, representing an increase of $10.7 million or 17.5%. Specialty plywood volume increased 29.2% from 92 mmsf in fiscal 2002 to 119 mmsf in fiscal 2003. The increase in sales resulted from a 29.2% increase in shipment volumes driven by higher market demand and a 9.1% decrease in average sales price. This lower average sales price is largely attributable to a product mix comprised of an increased proportion of relatively lower-priced commodity plywood sheathing products.

          Cost of Products Sold

      Cost of products sold in fiscal 2003 was $260.9 million compared to $264.0 million in fiscal 2002, representing a decrease of $3.1 million or 1.2%. This decrease is primarily due to the closure of the Abbotsford lumber facility throughout 2003 and was partially offset by increased OSB and specialty plywood shipment volumes.

      OSB. OSB cost of products sold in fiscal 2003 was $187.5 million compared to $184.1 million in fiscal 2002, representing an increase of $3.4 million or 1.8%. This increase was due primarily to a 3.3% increase in OSB shipment volumes generated primarily at the High Level and Grande Prairie facilities and lower unit manufacturing costs resulting from higher production levels.

      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of goods sold in fiscal 2003 was $73.4 million compared to $79.9 million in fiscal 2002, representing a decrease of $6.5 million or 8.1%. This decrease was due primarily to a decrease in lumber shipments only partially offset by an increase in specialty overlaid plywood shipments. Lumber cost of products sold was $1.4 million in 2003 compared to $16.9 million in 2002, representing a decrease of $15.5 million or 91.7%. Meanwhile, specialty overlaid plywood shipment volume increased by 29.2% in 2003 compared to 2002.

          Selling and Administration

      Selling and administration expense in fiscal 2003 was $18.2 million compared to $21.9 million in fiscal 2002, representing a decrease of $3.7 million or 16.9%. This decrease was due to a number of management initiatives to reduce administration costs.

          Amortization of Capital Assets

      Amortization of capital assets in fiscal 2003 was $33.0 million compared to $32.0 million in fiscal 2002, representing an increase of $1.0 million or 3.1%. Amortization expense increased primarily due to increased production volume at the High Level OSB facility. Increased production volume has an impact on amortization as OSB facilities are amortized using the units of production method.

          Finance Expense

      Finance expense, excluding unrealized foreign exchange gain on U.S. dollar denominated debt, for 2003 was $56.1 million (including $51.2 million of direct interest expense) compared to $62.5 million (including $57.2 million of direct interest expense) in 2002, representing a decrease of $6.4 million or 10.21%. This decrease was primarily due to the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar and a $0.1 million loss related to the redemption of some outstanding 13.875% Notes and 12 1/2% Notes in December 2003.

      We recorded a $76.9 million unrealized foreign exchange gain on our U.S. dollar denominated long-term debt for fiscal 2003 compared to an unrealized gain of $4.3 million in 2002, representing an increase of $72.6 million. The gain in 2003 reflects the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar.

      Interest and other expense for 2003 was $0.5 million compared to income of $2.9 million in 2002. This decrease was related primarily to a foreign exchange loss associated with our working capital.

      Write-down of capital assets for 2003 was $13.7 million compared to $1.0 million in 2002. This increase was primarily due to a $13.3 million write-down of capital assets related to a planned 400 mmsf expansion of the Grande Prairie OSB plant. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time.

          Income Taxes

      Income tax expense in fiscal 2003 was $51.9 million compared to an income tax recovery of $0.3 million in fiscal 2002. This increase was due to the substantial increase in pre-tax income.

Outlook

      Strong homebuilding activity and low inventories in key markets led to record high OSB prices in the second half of 2003 and allowed us to generate excellent operating earnings. We believe that OSB pricing will remain strong in the near term as low mortgage rates and improved economic growth will support a relatively high number of North American housing starts and home renovations. We should also continue to benefit from increased OSB production as our High Level OSB facility continues to ramp-up to design capacity and the Grande Prairie OSB facility realizes the benefits from recent capital improvements. Meanwhile, we will continue to maintain our operational focus on productivity improvements, cost reductions and increasing the volume of value-added AinsworthEngineered® wood products.

Liquidity and Capital Resources

      Our continuing operations generated $133.6 million of cash after changes in non-cash working capital in fiscal 2003. Non-cash working capital increased $12.7 million in this period. The increase in non-cash working capital was due to an increase in accounts receivable attributable to higher OSB prices, an increase in inventories, and a decrease in accrued liabilities related to our long-term debt with the year over year appreciation in the Canadian dollar relative to the U.S. dollar.

      Net cash used for investing activities was $8.2 million in 2003 compared to net cash used for investing activities of $14.2 million in 2002. Capital expenditures in 2003 were $8.2 million compared to $14.1 million in 2002. Our capital expenditures in 2003 were focused on several small-scale maintenance of business and profit improvement projects at all facilities except Abbotsford. The majority of our 2002 capital expenditures were on profit improvement projects at the Grande Prairie and High Level OSB facilities, including $9.2 million invested in three capital projects at Grande Prairie to increase this facility’s productive capacity by approximately 12% and reduce production costs. In fiscal 2004, we expect to have capital expenditures of approximately $10 million to maintain our current operations.

      Cash flows used in financing activities totaled $11.5 million in 2003 compared to cash flows from financing activities of $39,000 in 2002. The increase in cash flow used in financing activities was due to a redemption of US$5.9 million principal amount of 13.875% Notes and US$1.9 million principal amount of 12 1/2% Notes in December 2003.

      Our cash flow is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors, including economic conditions in North America, that are beyond our control. Our business may not generate cash flow in an amount sufficient to fund our liquidity needs, which would severely curtail our ability to continue operations. If our cash and operating cash flow is insufficient to meet our operational expenses and debt service obligations we will have to consider several options available to us including, raising additional equity, sales of assets or seeking consent to incur additional indebtedness. These options may not be available to us at all or on satisfactory terms.

Critical Accounting Policies

      Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

      Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

      Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

      Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. During 2003, we recorded a $13.3 million write-down of capital assets related to a planned expansion of the Grande Prairie OSB plant. The planned expansion involves the addition of a second manufacturing line alongside the existing OSB plant to produce a further 400 mmsf of OSB and specialty products, and the construction of a hardwood sawmill. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time. We reviewed the carrying value of our other capital assets, including construction in progress, at December 31, 2003, and believe that our reported values are reasonable based on the current circumstances.

      Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

      Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Off-Balance Sheet Arrangements

      We do not have any material off-balance sheet arrangements other than letters of credit pledged for collateral in the amount of $6.2 million at December 31, 2003.

Document 5

NEWS RELEASE

For Immediate Release
Tuesday, February 17, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH LUMBER ANNOUNCES TENDER OFFERS FOR ITS 13.875% SENIOR SECURED NOTES DUE JULY 15, 2007 AND ITS 121/2% SENIOR SECURED NOTES DUE JULY 15, 2007

Vancouver, Canada — February 17, 2004 — Ainsworth Lumber Co. Ltd. today announced that it has commenced offers to purchase for cash all of its outstanding 13.875% Senior Secured Notes due July 15, 2007 (the “13.875% Notes”) and all of its outstanding 121/2% Senior Secured Notes due July 15, 2007 (the “121/2% Notes”, and together with the 13.875% Notes, the “Notes”). The aggregate principal amount of 13.875% Notes outstanding is US$89,085,000 and the aggregate principal amount of 121/2% Notes outstanding is US$184,600,000. Ainsworth is also soliciting consents from the holders of the Notes to approve certain amendments to the indentures under which the Notes were issued, which amendments will eliminate substantially all of the covenants and certain events of default, and discharge and release the related security documents.

The tender offers will expire at 12:00 a.m., New York City time, on March 16, 2004, unless extended or earlier terminated by Ainsworth. The total consideration to be paid to holders that tender their Notes and deliver their consents prior to 12:00 a.m., New York City time, on February 27, 2004, will be equal to US$1,168.75 per US$1,000 principal amount of 13.875% Notes, which includes a consent payment of US$20.00 per US$1,000 principal amount of 13.875% Notes, and US$1,275.00 per US$1,000 principal amount of 121/2% Notes, which includes a consent payment of US$20.00 per US$1,000 principal amount of 121/2% Notes. Holders that tender their Notes after 12:00 a.m. on February 27, 2004, and prior to the expiration of the tender offer will receive US$1,148.75 per US$1,000 principal amount of 13.875% Notes and US$1,255.00 per US$1,000 principal amount of 121/2% Notes.

Information regarding the pricing, tender and delivery procedures and conditions of the tender offers and consent solicitations is contained in the Offer to Purchase and Consent Solicitation Statement dated February 17, 2004, and related documents. Copies of these documents can be obtained by contacting Global Bondholder Services Corporation, the information agent, at (866) 389-1500 (toll free) or (212) 430-3774 (collect). Goldman, Sachs & Co. is the exclusive dealer manager and solicitation agent. Additional information concerning the terms and conditions of the tender offers and consent solicitations may be obtained by contacting Goldman, Sachs & Co. at 1-800-828-3182 (toll free) or 212-357-3019 (collect).

Ainsworth also announced that it intends to sell, on a private placement basis, in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in certain Canadian provinces, up to US$200 million aggregate principal amount of senior notes. Ainsworth intends to use the net proceeds of the offering of the new senior notes, together with the excess cash on its balance sheet, to pay the consideration under the tender offers and consent solicitations. The tender offers are conditional on the completion of the offering of the new senior notes.

The new senior notes have not been, and will not be registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s operations have a total annual capacity of approximately 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 55 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in an OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201

Investor Relations Contacts:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
E-mail: roberta@ainsworth.ca

or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
E-mail: brucer@ainsworth.ca

or

Robb Pelwecki
Manager, Corporate Reporting
Telephone: (604) 661-3200
E-mail: robbp@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Bob Allen Bob Allen Chief Financial Officer